

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2010

Anna T. Chew
Chief Financial Officer
Monmouth Real Estate Investment Corporation
Juniper Business Plaza
3499 Route 9 North
Suite 3-C
Freehold, NJ 07728

> **Re: Monmouth Real Estate Investment Corporation**
> **Form 10-K for Fiscal Year Ended**
> **September 30, 2009**
> **Filed December 10, 2009**
> **Form 10-Q for Quarterly Period Ended**
> **December 31, 2009**
> **Filed February 8, 2010**
> **File No. 001-33177**

Dear Ms. Chew:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Kevin Woody
Branch Chief